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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QWEST COMMUNICATIONS INTERNATIONAL INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% CONVERTIBLE SENIOR NOTES DUE 2025
(Title of Class of Securities)

749121 BY 4
(CUSIP Number of Class of Securities)

Stephen E. Brilz
Vice President and Deputy General Counsel
Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202
303-992-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:
Richard M. Russo
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, Colorado 80202
303-298-5700

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$1,117,817,000.00	$79,700.35

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Convertible Senior Notes due 2025 (the "Securities"), as described herein, is $1,000 per $1,000 principal amount outstanding. As of October 13, 2010 there was $1,117,817,000.00 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $1,117,817,000.00.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:
  Form or Registration No.:
  Filing Party:
  Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-l.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTORY STATEMENT

        Pursuant to the terms and subject to the conditions set forth in the Indenture, dated as of November 8, 2005 (the "Base Indenture"), between Qwest Communications International Inc., a Delaware corporation (the "Company"), and U.S. Bank National Association, as trustee (the "Trustee"), as supplemented by a First Supplemental Indenture, dated as of November 8, 2005 (collectively with the Base Indenture, the "Indenture"), for the Company's 3.50% Convertible Senior Notes due 2025 (the "Securities"), this Tender Offer Statement on Schedule TO ("Schedule TO") is filed by the Company with respect to the right of each holder (each, a "Holder") of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company's Put Right Purchase Offer to Holders of 3.50% Convertible Senior Notes due 2025, dated October 14, 2010 (as amended or supplemented from time to time, the "Put Right Purchase Offer").

        This Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by Holders under the terms and subject to the conditions set forth in the Put Right Purchase Offer. The Securities are convertible into shares of common stock of the Company in certain circumstances, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The mailing address of the Company's principal executive office is: Qwest Communications International Inc., 1801 California Street, Denver, Colorado 80202. The Company's telephone number at that address is (303) 992-1400. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right Purchase Offer is incorporated by reference into this Schedule TO.

Item 10.    Financial Statements.

        (a)   Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a Holder's decision whether to put the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the right of each Holder to sell and the obligation of the Company to purchase the Securities pursuant to the Indenture as described in the Put Right Purchase Offer is not subject to any financing conditions, (iii) the right of each Holder to sell and the obligation of the Company to purchase the Securities applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)   Not applicable.

Item 11.    Additional Information.

        (a)   Not applicable.

        (b)   Not applicable.

Item 12.    Exhibits.

(a)(1)	Put Right Purchase Offer to Holders of 3.50% Convertible Senior Notes due 2025, dated October 14, 2010.*
(b)	Not applicable.

2

(d)(1)	Senior Debt Securities Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.'s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).
(d)(2)
First Supplemental Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.'s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

3

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QWEST COMMUNICATIONS INTERNATIONAL INC.
DATE: October 14, 2010	By:	/s/ STEPHEN E. BRILZ
		Name:	Stephen E. Brilz
		Title:	Vice President and Assistant Secretary

4

 EXHIBIT INDEX

(a)(1)	Put Right Purchase Offer to Holders of 3.50% Convertible Senior Notes due 2025, dated October 14, 2010.*
(b)	Not applicable.
(d)(1)
Senior Debt Securities Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.'s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).
(d)(2)
First Supplemental Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.'s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

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INTRODUCTORY STATEMENT
  Items 1 through 9.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX